EXHIIT 99.2

CONDENSED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Mill City Gold Corp.

Condensed Interim Financial Statements

For the three months ended March 31, 2011

(Unaudited - Prepared by Management)

Mill City Gold Corp.
Condensed Interim Statements of Financial Position
 (Unaudited - Prepared by Management)

	March 31, 2011	December 31, 2010 (Note 13)	January 1, 2010 (Note 13)

ASSETS

CURRENT ASSETS
Cash	$1,281,067	$1,636,845	$779,711
Amounts receivable (Note 5)	36,981	12,847	25,507
Prepaid expenses (Note 6)	10,190	-	100

	1,328,238	1,649,692	805,318

EQUIPMENT (Note 7)	8,683	8,278	11,462

UNPROVEN MINERAL INTERESTS (Note 8 and Schedule)	1,017,910	818,380	1,727,960

	$2,354,831	$2,476,350	$2,544,740
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$39,224	$47,898	$31,516

SHAREHOLDERS’ EQUITY

COMMON SHARES (Note 9)	7,165,360	7,379,080	6,113,547

SHARE-BASED PAYMENT RESERVE	1,146,534	928,444	578,147

DEFICIT	(5,996,287)	(5,879,072)	(4,178,470)

	2,315,607	2,428,452	2,513,224

	$2,354,831	$2,476,350	$2,544,740

OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 12)

These condensed interim financial statements were approved for issue by the Board of Directors on June 24, 2011 and are signed on its behalf by:

/s/ James R. Brown	/s/ Janice Brown
James R. Brown, Director	Janice Brown, Director

The accompanying notes and schedule are an integral part of these condensed interim financial statements

Mill City Gold Corp.
Condensed Interim Statements of Comprehensive Loss
Three months ended March 31
(Unaudited - Prepared by Management)

	2011	2010
EXPENSES:

Share-based compensation	$303,856	$18,281
Professional fees	32,300	5,066
Management fees	29,700	31,560
Secretarial and administration services	15,000	13,500
Travel and meals	12,178	13,041
Transfer agent fees and regulatory fees	11,907	10,288
Investor relations	10,190	100
Rent	7,500	6,000
Office and miscellaneous	7,112	2,653
Telephone and fax	2,051	2,120
Amortization of equipment	595	796
	432,389	103,405

Loss before other items	(432,389)	(103,405)

OTHER ITEMS
Interest income	4,688	1,312

Loss before income taxes	(427,701)	(102,093)

Deferred income tax recovery	227,500	-

COMPREHENSIVE LOSS	(200,201)	(102,093)

Loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	67,089,540	51,294,207

The accompanying notes and schedule are an integral part of these condensed interim financial statements

Mill City Gold Corp.
Condensed Interim Statements of Shareholders’ Equity
(Unaudited – Prepared by Management)

	Common shares
	Number of Shares	Amount	Share-based payment reserve	Deficit	Total Equity

Balance at January 1, 2010	51,294,207	$6,113,547	$578,147	$(4,178,470)	$2,513,224

Share-based compensation	–	–	18,281	–	18,281
Comprehensive loss for the period	–	–	–	(102,093)	(102,093)

Balance at March 31, 2010	51,294,207	$6,113,547	$596,428	$(4,280,563)	$2,429,412

Balance at January 1, 2011	66,994,207	$7,379,080	$928,444	$(5,879,072)	$2,428,452

Common shares issued for:
Options exercised	110,000	13,780	(2,780)	-	11,000
Less: Flow-through share renunciation	-	(227,500)	-	-	(227,500)
Share-based compensation	–	–	303,856	–	303,856
Comprehensive loss for the period	–	–	–	(200,201)	(200,201)
Expired options	–	–	(82,986)	82,986	–

Balance at March 31, 2011	67,104,207	$7,165,360	$1,146,534	$(5,996,287)	$2,315,608

The accompanying notes and schedule are an integral part of these condensed interim financial statements

Mill City Gold Corp.
Condensed Interim Statements of Cash Flows
Three months ended March 31
(Unaudited - Prepared by Management)

	2011	2010

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Comprehensive loss	$(200,201)	$(102,093)
Adjustments to reconcile net cash provided
by operating activities
Amortization of equipment	595	796
Share-based compensation	303,856	18,281
Deferred income tax recovery	(227,500)	-
Decrease (increase) in
Amounts receivable	(24,134)	22,962
Prepaid expenses	(10,190)	100
Increase (decrease) in
Accounts payable and accrued liabilities	(8,674)	(8,250)

	(166,248)	(68,204)

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Purchase of equipment	(1,000)	-
Expenditures on unproven mineral interests	(199,530)	-

	(200,530)	-
CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common shares	11,000	-

	11,000	-

INCREASE (DECREASE) IN CASH DURING THE PERIOD	(355,778)	(68,204)

CASH, beginning of period	1,636,845	779,711

CASH, end of period	$1,281,067	$711,507

The accompanying notes and schedule are an integral part of these condensed interim financial statements

Schedule
Mill City Gold Corp.
Condensed Interim Schedules of Unproven Mineral Interests
(Unaudited – Prepared by Management)

	GP2	Croxall	Rosebud 12	Total
	Ontario	Ontario	Yukon

BALANCE, January 1, 2011	$674,880	$32,500	$111,000	$818,380

ACQUISITION COSTS	-	-	-	-

EXPLORATION EXPENDITURES
Drilling	-	152,185	-	152,185
Assays	-	14,817	-	14,817
Geologists	-	2,036	-	2,036
Field supplies & equipment	-	18,118	-	18,118
Travel & meals	-	12,374	-	12,374

	−	199,530	−	199,530

BALANCE, March 31, 2011	$674,880	$232,030	$111,000	$1,017,910

	Northern Star Eagle and Southern Star Eagle	GP2	Yamba Lake	Croxall	Rosebud	Total
	Ontario	Ontario	NWT	Ontario	Yukon

BALANCE, January 1, 2010	$1,065,580	$662,380	$ −	$ −	$ −	$1,727,960

ACQUISITION COSTS	-	12,500	-	32,500	111,000	156,000

EXPLORATION EXPENDITURES
Annual maintenance fees	-	-	7,864	-	-	7,864

IMPAIRMENT	(1,065,580)	-	(7,864)	-	−	(1,073,444)

BALANCE, December 31, 2010	$ −	$674,880	$-	$32,500	$111,000	$818,380

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

1.	OPERATIONS

Mill City Gold Corp. (hereafter referred to as the “Company”) is incorporated under the laws of the Province of British Columbia and was established as a legal entity on August 28, 1998.

The Company’s principal business activities are the acquisition of rights to explore for minerals and the exploration of acquired rights. All of the Company’s unproven mineral interests are located in Canada.

The Company’s common shares are listed on the TSX Venture Exchange under the trading symbol “MC:V”. The Company’s share options and share purchase warrants are not listed.

The Company’s principal office is located at:

4719 Chapel Road, N.W.
Calgary, Alberta, T2L 1A7
Canada

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. These condensed interim financial statements represent the Company’s initial presentation of its results and financial position under IFRS. These interim financial statements for the three months ended March 31, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of IFRS along with the accounting policies the Company expects to adopt in its December 31, 2011 financial statements. Those accounting policies are based on the IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time. The policies set out below were consistently applied to all periods presented unless noted below.

As these are the Company’s first condensed interim financial statements prepared in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS, which also highlight the changes from the Company’s 2010 annual consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim financial statements under IFRS as the reader will be able to refer to the annual financial statements which will be prepared in accordance with IFRS.

The Company’s financial statements were previously prepared in accordance with Canadian GAAP. Canadian GAAP differs in some respects from IFRS. In preparing these condensed interim financial statements, management has amended certain accounting and valuation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Note 13 presents reconciliations and descriptions of the effects of the transition from Canadian GAAP and IFRS on the statement of financial position and statement of comprehensive loss as at January 1, 2010 and as at, and for the year ended, December 31, 2010 and as at, and for the three months ended, March 31, 2011.

These interim financial statements are prepared on a going concern basis.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The preparation of financial statements in accordance with IAS 34 requires the use of estimates and the exercise of judgement in applying the Company’s accounting policies.

Foreign currency translation
Functional and presentation currency
The Company’s functional currency, being the currency of the primary economic environment in which the Company operates, is the Canadian dollar. The interim financial statements are presented in Canadian dollars.

Foreign currency transactions
Foreign currency transactions are translated into the functional currency using the exchange rates published by the Bank of Canada and prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities dominated in foreign currencies are recognized in comprehensive loss.

Equipment
Equipment is recorded at historical cost less depreciation and, where necessary, write-downs for impairment. Depreciation is calculated using the declining-balance method at the following annual rates:
-	Office equipment 20%
-	Computer equipment 30%

Income taxes
Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income taxes, if any, is the expected amount payable or receivable on the taxable income or loss for the year, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period, and any adjustments to amounts payable or receivable relating to previous years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax bases of assets and liabilities and their carrying amounts in the condensed interim financial statements. Deferred income taxes are determined using income tax rates and income tax laws that have been enacted or substantially enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Share-based payments
The fair value, at the grant date, of equity-settled share-based awards is charged to comprehensive loss over the period for which the benefits of employee and others providing similar services are expected to be received using the graded vesting method. The corresponding accrued entitlement is recorded in the share award reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

- Exercise price	- Expected life of the award
- Expected volatility	- Current market price of the underlying shares
- Risk-free interest rate	- Expected forfeitures

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. Consideration received on the exercise of share options is recorded as share capital and the related share-based payment reserve is transferred to share capital. For those options that expire after vesting, the amount previously recorded in share-based payment reserve is transferred to deficit.

Share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee provides the goods or the services.

Financial instruments
Financial assets
All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss.

Financial assets classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive loss. Cash is classified as fair value through profit and loss.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost. Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. At March 31, 2011 the Company has not classified any financial assets as available for sale.

Transaction costs associated with financial assets at fair value through profit or loss are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carry amount of the asset.

Financial liabilities
All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities.

Financial liabilities classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive loss. At March 31, 2011 the Company has not classified any financial liabilities as fair value through profit or loss.

Share capital
Common shares issued by the Company are classified as equity.  Costs directly attributable to the issue of common shares, share purchase warrants and share options are recognized as a deduction from equity, net of any related income tax effects.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
Revenue and expense recognition
Interest income is recognized as earned, provided that collection is assessed as being reasonably assured.

Expenses include exploration costs not eligible for capitalization in the period. Exploration costs not eligible for capitalization include due diligence investigations of interests in which the Company did not acquire a right to explore.

Related parties
Related parties are parties that have the ability to control or exercise significant influence over the Company.

Critical accounting estimates and assumptions
The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions are continuously assessed by management. The estimates and assumptions are based on historical experience and other factors, including realistic assessment of future developments. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next fiscal year are discussed below:
-    The recoverability of amounts capitalized to unproven mineral interests;
-    The realizable value of deferred income tax assets;
-    The assumptions used in determining the fair value of non-cash share-based compensation.

Unproven mineral interests
The Company capitalizes all costs, net of any recoveries, of acquiring, exploring and evaluating an unproven mineral interest. These costs are depleted over the useful life, using the unit-of-production method, of the interest upon commencement of commercial production, or written off if the interest is sold or abandoned. The carrying amount, net of accumulated impairment charges, of unproven mineral interests represents costs incurred to date and does not reflect present or future values.

Option agreements
As is common practice in the mineral exploration industry, the Company may acquire or dispose of all, or a portion of, an unproven mineral interest under an option agreement.  Option agreements typically call for the payment of cash, issue of shares and/or incurrence of exploration and evaluation costs over a period time, often several years, entirely at the discretion of the optionee.  The Company recognizes amounts receivable under an option agreement only when the optionee has irrevocably committed to the transfer of economic resources to the Company, which often occurs only when the amount is received.  The Company recognizes amounts payable under an option agreement when the amount is due and when the Company has not exercised its contractual rights to avoid making the payment.

Amounts received under option agreements reduce the capitalized cost of the optioned unproven mineral interest to nil, and are then recognized as income.

Uncertainty of legal title
There may be material uncertainties associated with the Company’s ownership of its unproven mineral interests.  As is common practice in the mineral exploration industry, the Company does not ordinarily take steps to verify its ownership until such time as the costs of doing so are outweighed by the anticipated future benefits.  Legal ownership may be subject to unregistered prior agreements or transfers or other undetected defects.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of non-current assets
Impairment tests for non-current assets are performed when there is an indication of impairment. At each reporting date, an assessment is made to determine whether there are any indications of impairment. If any indication of impairment exists, an estimate of the non-current asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less direct costs to sell and the asset’s value in use. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to profit and loss so as to reduce the carrying amount of the non-current asset to its recoverable amount.

Provisions for site restoration
Obligations to retire a non-current asset, including dismantling, restoration and similar activities, are provided for at the time they are incurred or an event occurs that gives rise to such an obligation. The Company is subject to laws and regulations relating to environmental matters, including land reclamation and discharge of hazardous materials, in all jurisdictions in which it operates. The Company may be found to be responsible for damage caused by prior owners and operators of its unproven mineral interests and in relation to interests previously held by the Company. The Company believes it has conducted its exploration and evaluation activities in compliance with applicable environmental laws and regulations.

On initial recognition, the estimated fair value of a provision is recorded as a liability and a corresponding amount is recorded to the capitalized cost of the related non-current asset. The liability is increased over time through periodic charges to profit and loss. The provision is evaluated at the end of each reporting period for changes in the estimated amount or timing of settlement of the obligation. The Company is not presently aware of any such obligations.

Flow-through shares
Under Canadian income tax law, the Company may from time to time issue "flow-through shares" to investors.  Flow-through shares allow the Company to renounce, for income tax purposes, certain expenditures made in respect of acquisition and exploration of unproven mineral interests to investors.  Qualifying expenditures must meet criteria set out in the Income Tax Act (Canada) and are subject to audit by the Canadian taxation authorities.

The proceeds received on issue of flow-through shares are accounted for as share capital.  When expenditure renunciation documents are filed with the Canadian taxation authorities, the related deferred income taxes are charged to share capital as a form of share issue cost, provided there is reasonable assurance the underlying expenditures will be incurred within the time period stipulated by law, or otherwise where the expenditures were incurred after issue of the flow-through shares and before the end of the fiscal year in which the flow-through shares were sold.

Loss per share
Basic and diluted loss per share is determined by dividing the loss attributable to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is not separately presented, as the effect of securities exercisable into common shares would reduce the amount presented as loss per share.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New standards and interpretations not yet adopted
The following new standard and amendment to a standard have been issued but are not effective for the financial year beginning on January 1, 2011 and have not been early adopted:

- In October 2010, the IASB issued IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 measures financial assets, after initial recognition, at either amortized cost or fair value. Existing IAS 39 classifies financial assets into four measurement categories. The standard is effective for annual periods beginning on or after January 1, 2013. The standard, which may be early adopted. Must be applied retrospectively. The adoption of this standard is not excepted to have significant impact on amounts relating to financial assets. Certain disclosures relating to financial assets will change to conform to the new categories.

3.	CAPITAL RISK MANAGEMENT

The Company manages, as capital, the components of shareholders’ equity. The Company’s objectives, when managing capital, are to safeguard its ability to continue as a going concern in order to explore its unproven mineral interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions and the risk of characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue common shares, borrow, acquire or dispose of assets or adjust the amount of cash.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s policy is to invest its cash in highly liquid, short-term, interest-bearing investments with maturities of one year or less from the date of acquisition.

4.	FINANCIAL INSTRUMENTS

Fair value
The fair value of the Company’s financial instruments is approximated by their carrying value as at March 31, 2011, December 31, 2010, and January 1, 2010 due to their short term nature.

Fair value hierarchy
IFRS 7 establishes a fair value hierarchy, for financial instruments measured at fair value, that reflects the significance of inputs in making fair value measurement as follwos:

Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3 – inputs for the asset or liability that are not based upon observable market date

The fair value of cash is based on Level 1 inputs for the fair value hierarchy.

Financial risk management objectives and policies
The Company’s financial instruments include cash, amounts receivable, and accounts payable and accrued liabilities. The risk associated with these financial instruments and the policies regarding their management are discussed below. Management monitors these risk exposures to ensure appropriate measures are implemented in a timely and effective manner.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

4.	FINANCIAL INSTRUMENTS - continued

Foreign currency risk
All of the Company’s exploration expenditures are denominated in Canadian dollars and certain operating expenses are in United States dollars. The Company’s exposure to foreign currency risk arises primarily on fluctuations between the Canadian dollar and the United States dollar.

The Company has not entered into any derivative instruments to manage foreign exchange fluctuations.

At March 31, 2011, December 31, 2010, and January 1, 2010 the Company has no significant foreign currency denominated liabilities, and held foreign currency denominated financial assets as follows:

	As at:
	March 31, 2011	December 31, 2010	January 1, 2010
Canadian dollars	$1,327,361	$1,643,893	$774,359
United States dollars	899	5,817	5,096
	$1,328,260	$1,649,710	$779,455

The following table discusses the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar (CDN) against the United States dollar denominated financial assets above. The sensitivity analysis measures the effect from recalculation of these items as at the balance sheet date by using adjusted foreign exchange rates.

2011	CDN appreciation by 10%	CDN depreciation by 10%
Comprehensive loss
Financial assets	$(80)	$98
2010
Comprehensive loss
Financial assets	$(527)	$476

Interest rate risk
The Company is not exposed to significant interest rate risk.

Credit risk
Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The credit risk associated with cash is believed to be minimal as cash is on deposit with Canadian banks that are believed to be creditworthy. Amounts receivable is comprised primarily of amounts due from the Government of Canada. The Company does not believe it is exposed to significant credit risk.

Liquidity risk
Liquidity risk is managed by ensuring sufficient financial resources are available to meet obligations associated with financial liabilities. The contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities are all within three months at March 31, 2011.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

5.   AMOUNTS RECEIVABLE

	March 31, 2011	December 31, 2010	January 1, 2010
Canadian Harmonized Sales Tax	$36,981	$12,847	$2,264
Bureau of Land Management Bond with State of Nevada	-	-	23,297
	$36,981	$12,847	$25,561

6.    PREPAID EXPENSES

	March 31, 2011	December 31, 2010	January 1, 2010
Investor relations services	$10,190	$-	$100

7. EQUIPMENT

	2011
	Computer equipment	Office equipment	Total
Costs
Balance, January 1, 2011	$25,792	$5,128	$30,920
Additions	-	1,000	1,000
Balance, March 31, 2011	25,792	6,128	31,920

Depreciation and cumulative impairment losses
Balance January 1, 2011	19,551	3,091	22,642
Depreciation	468	127	595
Balance, March 31, 2011	20,019	3,218	23,237
Carrying amount at March 31, 2011	$5,773	$2,910	$8,683

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

7.	EQUIPMENT

	2010
	Computer equipment	Office equipment	Total
Costs
Balance, January 1, 2010 and December 31, 2010	$25,792	$5,128	$30,920

Depreciation and cumulative impairment losses
Balance January 1, 2010	16,876	2,582	19,458
Depreciation	2,675	509	3,184
Balance, December 31, 2010	19,551	3,091	22,642
Carrying amount at December 31, 2010	$6,241	$2,037	$8,278

8.	UNPROVEN MINERAL INTERESTS

The Company’s unproven mineral interests consist of various early-stage exploration projects as follows:

Northern Ontario

i)	Northern Star Eagle and Southern Star Eagle.

During 2007, the Company entered into an option agreement with Temex Resources Corp. (“Temex”) to acquire a 50% interest in 64 staked mineral claims located in the James Bay Lowlands region of northern Ontario, Canada.

Under the terms of the agreement, the Company paid $ 300,000 and issued 250,000 common shares to Temex (recorded at their estimated fair value of $ 43,750).  The Company was also required to a) incur not less than $ 500,000 in exploration expenditures on the property in the first year of the agreement (commitment satisfied), b) issue 250,000 common shares to Temex on the first anniversary (issued and recorded at their fair value of $ 7,500), c) incur not less than an additional $ 500,000 (an aggregate of $ 1,000,000 including the amount spent in a) in exploration expenditures before the second anniversary), and d) incur not less than an additional $ 1,500,000 (an aggregate of $ 2,500,000 including the amount spent in c) in exploration expenditures before the third anniversary).

During 2009, the Company extended the time to complete these exploration commitments by one year by issuing an additional 250,000 common shares (recorded at their fair value of $ 12,500) to Temex. During 2010, the Company cancelled the option agreement with Temex and wrote off the exploration costs of $ 1,065,580.  The Company cancelled this option agreement as one of the requirements of the Croxall property option and joint venture agreement with Temex.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

8.	UNPROVEN MINERAL INTERESTS - continued

ii)	GP2.

During 2008, the Company also entered into an agreement with Temex and East West Resource Corporation (“East West”) to acquire an option to earn an undivided 50% participating interest in the GP2 property, also located in the James Bay Lowlands region of northern Ontario, Canada. The GP2 property (the “Property”) comprises 17 mining claims totaling 240 claim units.

Under the terms of the agreement, the Company issued 375,000 common shares each to Temex and East West at the time of signing the agreement (the combined shares were recorded at their fair value of $120,000). The Company will also be required to a) incur not less than $500,000 of exploration expenditures on the Property in the first year of the agreement (commitment satisfied), b) issue 125,000 common shares to each of Temex and East West on the first year anniversary (issued and recorded at their  fair value of $12,500, c) incur not less than an additional $1,500,000 (an aggregate of $2,000,000 including the amount spent in a) of exploration expenditures before the second anniversary, and d) incur not less than an additional $3,000,000  (an aggregate of $5,000,000 including the amount spent in c) of exploration expenditures before the third anniversary. The Company may accelerate these obligations at any time, or it may defer any of the exploration commitments by one year by issuing an additional 125,000 common shares to each of Temex and East West.

During 2010, the Company extended the time to complete these exploration commitments by one year by issuing an additional 250,000 common shares (recorded at their estimated fair value of $ 12,500) to Temex and Rainy Mountain (formerly East West). As a result, the Company has until September 2, 2011 to incur the exploration commitments under c) above unless it issues an additional 250,000 common shares.

Once the Company satisfies all of its obligations, the Company may exercise its option to acquire a 50% interest in the Property. Temex and East West shall then each have 60 days to elect to either i) to continue to participate in the joint venture on the Property, or ii) to relinquish its interest in the joint venture in exchange for a 7.5% carried and non-assessable interest in the Property to the date of commencement of commercial production; in this latter case, the remaining partners shall be responsible for 100% of further exploration and development expenditures.

iii)   Croxall

In October 2010, the Company entered into an option and joint venture agreement with Temex allowing the Company to earn a 75% interest in the Croxall property. This is a 2,400 acre property located in the area known as the West Timmins Gold District where another company has placed  the first gold mine into production on the Timmins Mine Project, 6 kilometres northwest of Croxall.

Under the agreement, the Company shall commit to spend $250,000 on Croxall by the first anniversary of the agreement (being September 21, 2011) and  issue 250,000 common shares to Temex (issued and recorded at their fair value of $32,500). In order to earn a 75% interest in the property, the Company must spend a total of $750,000 prior to the fourth anniversary of the agreement and must pay all cash payments that remain to be paid on the property until the formation of the joint venture. The Company may defer its exploration commitments by one year by issuing 125,000 common shares to Temex. If the interest of Temex under the joint venture drops below 10% its interest shall be forfeited.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

8.	UNPROVEN MINERAL INTERESTS - continued

Yukon Territories

Rosebud 12

During 2010, the Company entered into an option agreement, as amended, in respect of the Rosebud 12 Property (“Rosebud 12”) located in the Yukon Territories; the property is comprised of 48 claims covering approximately 1,000 hectares.  To earn a 70% interest in Rosebud 12, the Company paid $75,000 and issued 200,000 common shares (recorded at their fair value of $36,000) and must make future payments, issue common shares and incur exploration expenditures as follows:

	Payments	Common Shares	Exploration expenditures

November 8, 2011	$75,000	300,000	$200,000
November 8, 2012	100,000	400,000	-
November 8, 2013	200,000	400,000	-
November 8, 2014	400,000	500,000	-
November 8, 2015	600,000	1,000,000	-
	$1,375,000	2,600,000	$200,000

The Company must also deliver a final feasibility study no later than the eighth anniversary of the option agreement.

At the Company’s sole discretion, it may settle any of the remaining annual cash payments by issuing common shares.  The number of common shares issuable would be based on the higher of 1) the average closing price of the Company’s common shares over the 20 trading days preceding the anniversary date, less the maximum discount from the average that may be permitted by the TSX Venture Exchange and 2) $ 0.125 per share.  Any common shares issued under the option agreement will be accounted for at their estimated fair value at the time of issuance.

Rosebud 12 is subject to a 3% net smelter return royalty, of which the Company may purchase 1% for $ 1,500,000.

The optionor may terminate the Company’s option for failure to make any of the required payments, shares issuances and exploration expenditures, or for failure to deliver the final feasibility study.  In that event, the Company would lose its interest in the option agreement.  The Company has no right to recover any amounts paid or common shares issued under the option agreement.

Northwest Territories

Yamba Lake

The Company holds a 44.5% interest in mineral claims and mineral licenses covering approximately 15,323 acres in the Northwest Territories. The mineral claims and licenses expire over various periods up to May 2023, and are not being renewed.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

9.	CAPITAL

At March 31, 2011, the Company’s authorized share capital consisted of an unlimited number of voting common shares without par value, an unlimited number of first preferred shares, and an unlimited number of second preferred shares. No first preferred shares or second preferred shares have been issued. All issued common shares are fully paid.

Details of share purchase warrant transactions during the three months ended March 31, 2011 and the year ended December 31, 2010:

	Three months ended March 31, 2011	Year ended December 31, 2010

Outstanding, beginning of period	10,064,999	5,624,999
Issued	-	4,440,000
Exercised	-	-
Expired	-	-

Outstanding, end of period	10,064,999	10,064,999

During 2010, the Company extended the expiry dates on 5,624,999 warrants by one year to June 5, 2011 and decreased the exercise price on 5,354,162 warrants from $ 0.40 to $ 0.20.

As at March 31, 2011, the Company has outstanding share purchase warrants as follows:

Number	Exercise price	Expiry Date
5,354,162	$ 0.20	June 5, 2011
270,837	0.40	June 5, 2011
2,950,000	0.15	October 20, 2012
1,490,000	0.10	October 20, 2012

10,064,999

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

10.	SHARE-BASED COMPENSATION

The Company has an incentive share option plan (the “plan”).  Under the plan, the Company may issue options to directors, officers, employees and consultants up to 20% of the issued shares to purchase common shares at a price to be determined by the Board of Directors on the date of award for a period of not more than five years. Share options awarded under the plan vest 25% on the date of award and 12.5% per quarter thereafter.

Share options were awarded during 2011 and 2010 as follows:

Options outstanding

Balance on January 1, 2010	9,365,000
Granted	3,850,000
Expired	(250,000)

Balance on December 31, 2010	12,965,000

Granted	3,300,000
Exercised	(110,000)
Forfeited	(312,500)
Expired	(3,352,500)

Balance on March 31, 2011	12,490,000

There were no options granted or expired during the three months ended March 31, 2010.

The following summarizes information about share options outstanding at March 31, 2011:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Dates
$ 0.10	340,000	340,000	January 2012
$ 0.16	1,100,000	1,100,000	January 2013
$ 0.16	800,000	800,000	January 2013
$ 0.25	1,000,000	1,000,000	June 2013
$ 0.10	2,400,000	2,400,000	January 2014
$ 0.10	200,000	200,000	August 2014
$ 0.10	250,000	125,000	September 2015
$ 0.16	200,000	75,000	October 2015
$ 0.15	2,900,000	1,087,500	December 2015
$ 0.15	1,650,000	412,500	January 2016
$ 0.14	1,650,000	412,500	February 2016
	12,490,000	7,952,500

The weighted average exercise price as at March 31, 2011 for the options awarded and outstanding is $0.17 (2010 - $0.16).

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

10.	SHARE-BASED COMPENSATION - continued

The fair value of share options awarded to directors and consultants was estimated on the dates of award using the Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31, 2011	Twelve months ended December 31, 2010

Risk-free interest rates:	2.65%	2.29%
Expected volatility	168%	123%
Expected lives	5 years	5 years
Expected forfeiture rate	1.9%	-

The average fair value of share options awarded during the year ended December 31, 2010 and the three months ended March 31, 2011, estimated using the Black-Scholes option pricing model, were $0.11 and $0.16 respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of share options that have no vesting provisions and are fully transferable.  Also, option pricing models require the use of estimates and assumptions, including expected volatility rates.  The Company uses expected volatility rates which are based upon historical experience.  Changes in the underlying assumptions used on the Black-Scholes option pricing model could materially affect the fair value estimates.

11.	RELATED PARTY TRANSACTIONS & BALANCES

Key management positions are filled by directors of the Company. The terms of conditions of the transactions with key management personnel were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions with non-related entities on an arm’s length basis. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

Management fees of $29,700 (2010 - $31,560), secretarial and administrative service fees of $15,000 (2010 - $13,500), rent of $7,500 (2010 - $6,000) were paid to directors during the three months ended March 31, 2011.

Included in accounts payable and accrued liabilities at March 31, 2011 is $Nil (December 31, 2010 - $Nil, January 1, 2010 - $ 1,837) due to directors.

12.	SUBSEQUENT EVENTS

Subsequent to March 31, 2011, the Company:

a)
entered into an option agreement to acquire a 100% interest in the Mount Hinton property located in the Yukon Territories; the property consists of two claim blocks that total 400 mineral claims and covers 82 square kilometres. Under the terms of the agreement, the Company paid $200,000 and issued 16,671,332 common shares (equal to 19.9% of the issued common shares) and can exercise the option by making staged payments totalling $4.96 million by December 31, 2014, half of which can be paid by the issuance of common shares. The optionor has retained a 2% net smelter return royalty in any commercial production from the property. During the exercise period, the optionor may also maintain its 19.9% shareholding by participating in Company financings.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

12.	SUBSEQUENT EVENTS - continued

b)
entered into an option agreement to acquire a 100% interest in six properties located in the Tombstone Gold Belt of the Yukon Territories; the properties comprise a total of 208 mineral claims. Under the terms of the agreement, the Company can exercise the option by a) paying an aggregate of $1 million on or before March 31, 2013, and b) issuing 5 million common shares by March 31, 2013. The Company may elect to reduce the cash payments by up to one-half by issuing additional shares at a value that is equal to the reduced cash payments. The optionor has retained a 2% net smelter return royalty in any commercial production from the property.

13.	TRANSITION TO IFRS

The Company’s financial statements for the year ending December 31, 2011 will be the first annual financial statements that comply with IFRS and these interim financial statements were prepared as described in note 2, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement, in those financial statements, of compliance with IFRS. The Company will make this statement when it issues its 2011 annual financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2011 (the “transition date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for the first time IFRS adoption.

Initial elections upon IFRS adoption

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS Exemption options

1.
Share-based payments – IFRS 2 Share-based payments encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Company has chosen to apply the exemption under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the transition date.

IFRS Mandatory exceptions

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Reconciliation of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Company’s first time adoption of IFRS did not have an effect on the total operating, investing and financing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity and comprehensive income.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

13.	TRANSITION TO IFRS continued

RECONCILIATION OF ASSETS, LIABILITIES AND EQUITY

		As at January 1, 2010						As at March 31, 2010				As at December 31, 2010
	Note	Canadian GAAP		Effect of Transition To IFRS		IFRS		Canadian GAAP		Effect of Transition To IFRS	IFRS	Canadian GAAP	Effect of Transition To IFRS	IFRS
ASSETS		$		$		$		$		$	$	$	$	$
Current assets
Cash			779,711				779,711		711,507		711,507	1,636,845			1,636,845
Amounts receivable			25,507				25,507		2,545		2,545	12,847			12,847
Prepaid expenses			100				100		-		-	-			-
			805,318				805,318		714,052		714,052	1,649,692			1,649,692

Equipment			11,462				11,462		10,666		10,666	8,278			8,278
Unproven mineral interests			1,727,960				1,727,960		1,727,960		1,727,960	818,380			818,380
Goodwill	a)		100,000		(100,000)		-		100,000	(100,000)	-	100,000	(100,000)		100,000
			$2,644,740				$2,544,740		$2,552,678		$2,452,678	$2,576,350			$2,476,350
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			$31,516		$		$31,516		$23,266		$23,266	$47,898			$47,898
SHAREHOLDERS’ EQUITY
Common shares			6,113,547				6,113,547		6,113,547		6,113,547	7,379,080			7,379,080
Share-based payment reserve	b)		2,029,988		(1,451,841)		578,147		2,053,833	(1,457,405))	596,428	2,337,991	(1,409,547)		928,444
Deficit			(5,530,311)		1,351,841		(4,178,470)		(5,637,968)	1,357,405	(4,280,563)	(7,188,619)	1,309,547		(5,879,072)
			2,613,224				2,513,224		2,529,412		2,429,412	2,528,452			2,428,452

			$2,644,740				$2,544,740		$2,552,678		$2,452,678	$2,576,350			$2,476,350

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

13.	TRANSITION TO IFRS continued

RECONCILIATION OF COMPREHENSIVE LOSS

		Three months ended March 31, 2010						Year ended December 31, 2010
	Note	Canadian GAAP		Effect of Transition To IFRS		IFRS		Canadian GAAP		Effect of Transition To IFRS		IFRS
		$		$		$		$		$		$
Share-based compensation	b)		23,845		(5,564)		18,281		169,245		42,295		211,540
Professional fees			5,066				5,066		96,908				96,908
Management fees			31,560				31,560		126,026				126,026
Secretarial and admin. services			13,500				13,500
Travel and meals			13,041				13,041		47,474				47,474
Public company fees			10,288				10,288		35,817				35,817
Investor relations			100				100		10,210				10,210
Rent			6,000				6,000		24,000				24,000
Office expenses			2,653				2,653		78,348				78,348
Telephone and fax			2,120				2,120
Depreciation			796				796		3,184				3,184
Impairment of unproven mineral interests			-				-		1,073,444				1,073,444
Loss from operations			(108,969)				(103,405)		(1,664,656)				(1,706,951)
Exchange loss			-				-		(2,736)				(2,736)
Interest income			1,312				1,312		9,084				9,084
Loss and Comprehensive loss			$(107,657)		$(5,564)		$(102,093)		$(1,658,308)		$42,295		$(1,700,603)

Changes in accounting policies

a)
The goodwill originated from the acquisition of control of Mill City International Corporation, which was a Capital Pool Company at the time of the transaction, by 977887 Alberta Inc. on October 31, 2002. The companies were amalgamated during the year ended December 31, 2004 and the resulting entity changed its name to Mill City Gold Corp. The acquisition of control was originally accounted for as a business combination under Canadian GAAP which resulted in the recognition of goodwill of $100,000. This transaction would not have been accounted for as a business combination under IFRS 3 – Business Combinations as the assets acquired and liabilities assumed did not constitute a business.  The excess of the purchase price on the net assets acquired would have been recorded directly through profit and loss.

b)	Share-based compensation.

IFRS 2 is effective for the Company as of January 1, 2010 and is applicable to share options and other share-based payments that are not vested at that date. The Transition rules in IFRS 1 and IFRS 2 as applied by the Company result in the following:

•	Share options and other share-based payments prior to November 7, 2002 are not taken into account under IFRS 2;
•	Share options and other share-based payments subsequent to November 7, 2002 are only taken into account if they have not vested as at January 1, 2010;
•
No share-based payment expense is recognized for the share options and other share-based payments subsequent to November 2, 2002 that have vested before January 1, 2010.  The cost that was previously recognized under Canadian GAAP for those transactions has been transferred to deficit.

•	From January 1, 2010, all share options and other share-based payments will be expensed in accordance with the policy stated in Note 2.

Mill City Gold Corp.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011
(Unaudited – Prepared by Management)

13.	TRANSITION TO IFRS continued

Recognition of expense

Canadian GAAP – For share option awards and other share-based payments with graded vesting, the total fair value of the award is recognized on a straight-line basis over the period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As the Company’s share option awards vest over seven quarters, this change in policy results in an acceleration of the recognition of the total fair value of the award.

Forfeitures

Canadian GAAP – Forfeitures of share option awards are recognized as they occur

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. The forfeiture rate was estimated at 0% for the following transactions as management’s review had indicated that there were an insignificant number of share options or other share-based payments forfeited since its incorporation:
•	Share options and other share-based payments subsequent to November 7, 2002 that had not vested as at January 1, 2010; and
•	Share options and other share-based payments granted during the year ended December 31, 2010.

Expired unexercised share options

On transition to IFRS, the Company has elected to change its policy for the treatment of amounts recorded in share-based reserve which relate to vested share options which expire unexercised. Under IFRS, amounts recorded for expired unexercised vested share options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.